Place Technology
2,190 followers
Promoted

✅ Proven leadership team
✅ Great product
✅ Award-winning culture

Place Technology is raising money from new investors. Read the terms and learn more on Wefunder.

Legal disclosure: https://bit.ly/32Aaay4



January 2020
Product Launch & First Sales
November 2020
4,400% Revenue Growth YTD
March 2021
#3 in our Category High Performer on G2
See terms on WEFUNDER
place
High Performer
SPRING
2021

Invest in Place Technology on Wefunder
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